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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

L90, Inc. (Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE (Title of Class of Securities)
539441105 (CUSIP Number)
Christopher Lipp, General Counsel eUniverse, Inc. 6300 Wilshire Blvd., Suite 1700, Los Angeles, CA 90048 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 2, 2002 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 539441105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EUNIVERSE, INC. (06-1556248)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	/ / /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 8,916,834(1)

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,916,834

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/ /

13	Percent of Class Represented by Amount in Row (11) 35.8%

14	TYPE OF REPORTING PERSON CO

(1)
No shares of common stock, $.001 par value, of L90, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to certain voting agreements (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of L90, Inc. Any such beneficial ownership is expressly denied by the reporting person.

Page 3 of 8 Pages

  INTRODUCTION

    No shares of common stock, $.001 par value (the "Common Stock"), of L90, Inc., a Delaware corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. eUniverse, Inc., a Nevada corporation ("eUniverse"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreements (as defined below).

    On January 2, 2002, the Issuer, eUniverse and L90 Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of eUniverse ("Sub"), entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Under the terms of the Merger Agreement, Sub will be merged with and into the Issuer (the "Merger"), and in connection therewith each outstanding share of Common Stock will be converted into the right to receive $0.2047 in cash (the "Merger Consideration"). The amount of the Merger Consideration is subject to certain adjustments set forth in the Merger Agreement.

    Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the holders of shares of Common Stock of the Issuer. In connection therewith, eUniverse and each of John Bohan, William Apfelbaum, Mark Roah and C.J. Cardinali (the "Shareholders") have entered into Voting Agreements, dated as of January 2, 2002, in the form attached hereto as Exhibit 2 (the "Voting Agreements"), which is incorporated herein by reference, whereby each of the Shareholders has agreed that, at every meeting of the stockholders of Issuer called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Issuer, the Shareholder will vote his shares of Common Stock (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between the Issuer and any person or entity other than eUniverse or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or which could result in any of the conditions to Issuer's obligations under the Merger Agreement not being fulfilled..

    Each Shareholder further agreed that, except as set forth in his Voting Agreement, he will not exchange, pledge, or otherwise dispose of or encumber any of his shares of Common Stock.

    The Voting Agreements terminate upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

    Under the terms of the Voting Agreement, if the Shareholder acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

    The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

Item 1—Security and Issuer

    The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, $.001 par value (defined above as the "Common Stock"), of L90, Inc., a Delaware corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at 4499 Glencoe Avenue, Marina del Rey, CA 90292.

Page 4 of 8 Pages

Item 2—Identity and Background

    (a)—(c), (f). This Statement is filed by eUniverse, Inc., a Nevada corporation (defined above as "eUniverse"). The principal business of eUniverse is operating the leading online interactive and diversionary entertainment network. The address of the principal business and principal office of eUniverse is 6300 Wilshire Blvd., Suite 1700, Los Angeles, CA 90048.

    The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of eUniverse are set forth in Schedule 1 hereto, which is incorporated herein by reference.

    (d) During the last five years, neither eUniverse nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, neither eUniverse nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3—Source and Amount of Funds or Other Consideration

    No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by eUniverse. Rather, as an inducement and a condition to its entering into the Merger Agreement, eUniverse and the Shareholders have entered into the Voting Agreements pursuant to which the Shareholders have agreed to vote their shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated by reference herein).

Item 4—Purpose of Transaction

    No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by eUniverse. eUniverse could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Shareholders have entered into the Voting Agreements (as described in the Introduction of this Statement, which is incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, eUniverse disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

    Each of Paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.

Page 5 of 8 Pages

Item 5—Interest in Securities of the Issuer

    (a) eUniverse may be deemed to beneficially own 8,916,834 shares of Common Stock as a result of entering into the Voting Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 24,913,035 shares of Common Stock outstanding on January 1, 2002 (as represented to eUniverse by the Issuer in the Merger Agreement), represents approximately 35.8% of the outstanding Common Stock. To the knowledge of eUniverse, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, eUniverse disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. eUniverse disclaims membership in any group with respect to the Common Stock, by virtue of eUniverse's execution of the Voting Agreement or otherwise.

    (b) As a result of entering into the Voting Agreement, eUniverse may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

    The Shareholders share the power to vote the shares of Common Stock herein reported as beneficially owned by eUniverse. The following paragraphs provide the applicable information required by Item 2 with respect to the Shareholders, which information is based solely on information disclosed by the Issuer in its public filings with the Securities and Exchange Commission.

    John C. Bohan is a citizen of the United States whose principal business address is 4499 Glencoe Avenue, Marina del Rey, CA. 90292. Mr. Bohan's principal occupation is President and Chief Executive Officer of the Issuer.

    William Apfelbaum is a citizen of the United States whose principal business address is 4499 Glencoe Avenue, Marina del Rey, CA. 90292. Mr. Apfelbaum's principal occupation is Chairman of the Board of the Issuer.

    Mark Roah is a citizen of the United States whose principal business address is 4499 Glencoe Avenue, Marina del Rey, CA. 90292. Mr. Roah's principal occupation is Senior Vice President of Business Development of the Issuer.

    C.J. Cardinali is a citizen of the United States whose principal business address is 4499 Glencoe Avenue, Marina del Rey, CA. 90292. Mr. Cadinali's principal occupation is Senior Vice President of Northwestern Sales of the Issuer.

    To the knowledge of eUniverse, none of the persons listed in response to this Item 5(b) has during the last five years been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

    To the knowledge of eUniverse, none of the persons listed in response to this Item 5(b) has during the last five years been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 6 of 8 Pages

    (c) Neither eUniverse nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

    (d) To the knowledge of eUniverse, only the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as beneficially owned by eUniverse.

    (e) Paragraph (e) of Item 5 is inapplicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7—Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of January 2, 2002, among the Issuer, eUniverse and Sub.
Exhibit 2	Form of Voting Agreement, dated as of January 2, 2002, between eUniverse and each of John Bohan, William Apfelbaum, Mark Roah and C.J. Cardinali.

Page 7 of 8 Pages

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2002	/s/ CHRISTOPHER S. LIPP Christopher S. Lipp Vice President, General Counsel and Corporate Secretary

Page 8 of 8 Pages

Schedule 1

    The following table sets forth the name, business address and present principal occupation of each of the directors and executive officers of eUniverse. Except as indicated below, the business address of each director and executive officer is 6300 Wilshire Blvd., Suite 1700, Los Angeles, CA 90048. Each director and executive officer is a citizen of the United States.

Directors of eUniverse	Business Address and Principal Occupation
Brad D. Greenspan	Chairman of the Board and Chief Executive Officer of eUniverse
Brett C. Brewer	President of eUniverse
Daniel L. Mosher	Director, Corporate Development, Verisign, Inc. 487 East Middlefield Road, Building 2 Mountain View, CA 94043
Thomas Gewecke	Executive Vice President, 550 Digital Media Ventures, Inc. 190 9th Street, 3rd Floor San Francisco, CA 94103
Non-director Executive Officers of eUniverse	Business Address and Principal Occupation
Joseph L. Varraveto	Executive Vice President and Chief Financial Officer
Christopher S. Lipp	Vice President and General Counsel

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SCHEDULE 13D
Signature
Schedule 1